Exhibit 22.1

List of Issuers and Guarantor Subsidiaries

This table sets forth the issuers and guarantors of the notes issued by Genpact Limited and its subsidiaries and the jurisdiction of incorporation or organization for each such entity.

Entity	Jurisdiction of Incorporation or Organization	3.70% Senior Notes due 2022	3.375% Senior Notes due 2024	1.750% Senior Notes due 2026
Genpact Limited	Bermuda	Guarantor	Guarantor	Guarantor
Genpact Luxembourg S.à r.l.	Luxembourg	Issuer	Issuer	Issuer
Genpact USA, Inc.	Delaware, U.S.	Guarantor	Guarantor	Issuer